

September 22, 2011

<u>Via E-mail</u>
Ms. Amy E. Miles
Chief Executive Officer
Regal Entertainment Group
7132 Regal Lane
Knoxville, TN 37918

> **Re: Regal Entertainment Group**
> **Form 10-K for Fiscal Year Ended December 30, 2010**
> **Filed February 28, 2011**
> **File No. 001-31315**

Dear Ms. Miles:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 30, 2010

Item 6. Selected Financial Data, page 24

1.   Please expand your disclosure to briefly describe or cross-reference to a discussion of factors that have materially affected the comparability of the information reflected in your table of selected financial data. For example, we believe that it may be appropriate for you to briefly describe or cross-reference to discussions of (i) the material gain recognized in connection with the NCM common units redeemed during fiscal year 2010, (ii) the material gain recognized in connection with NCM, Inc.'s redemption of your preferred units during fiscal year 2007, (iii) the gain recognized in connection with the sale of common units to NCM, Inc. during fiscal year 2007 and (iii) the various impairment charges that have been incurred – particularly, when such charges were material relative to your reported operating income. In addition, please consider whether similar disclosure should accompany the table of quarterly financial data presented on page 41 of your MD&A, as applicable. Refer to Instruction 2 to Item 301 of Regulation S-K, as well as Item 302(a)(3) of Regulation S-K, for further guidance.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating Activities, page 41

2.   Please clarify for us, as well as in your disclosure, the reasons for the significant increase in net cash flows provided by operating activities for fiscal 2009, relative to each of the surrounding fiscal years. We note your reference to a reduction in operating income in fiscal 2010 as the primary reason for the variance between fiscal 2010 and fiscal 2009. However, there is a greater reduction in operating income for fiscal 2010 compared to fiscal 2008, yet net cash flows provided by operating activities for each of these years do not differ materially. In this regard, we note that reference to operating income, prepared on the accrual basis of accounting, may not provide a sufficient basis for an investor to fully understand cash flows of operating activities in terms of cash without discussion of the significant reasons therefor and related underlying drivers thereof. Please revise your disclosure, accordingly. As part of your revised disclosure, include a discussion of the vendor payments affected by timing for the periods indicated in your disclosure and the reason why, as well as an explanation regarding the timing of income tax payments driving the variance between fiscal 2010 and fiscal 2009 and the reason for the increase in working capital in fiscal 2009, as compared to fiscal 2008.

3.   In connection with the comment above, we note the disclosure in the "operating activities" section within "Management's Discussion and Analysis" of your Form 10-Q for the fiscal period ended June 30, 2011, in which you primarily attribute the increase in net cash flows generated from operating activities for the fiscal 2011 period, as compared to the fiscal 2010 period, to an increase in operating income. However, operating income decreased in the two quarters ended fiscal 2011, as compared to fiscal 2010, and the amount of the change appears to be relatively minor compared to the total change in net cash flows generated from operating activities. Please revise your disclosure accordingly, giving consideration to the matters discussed in the preceding comment, as appropriate.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Advertising and Start-up Costs, page 68

4.   Please disclose the total amount of advertising expense recognized for each reporting period for which you have provided a consolidated statement of income. Refer to FASB ASC Topic 720-35-50-1(b) for further guidance.

Ms. Amy E. Miles
Regal Entertainment Group
September 22, 2011
Page 3

Note 4. Investments

Investment in Digital Cinema Implementation Partners, page 74

5.   Per your disclosure on page 75, your company will lease digital projection systems from
        Kasima, LLC for minimum annual rent of $1,000 per system for the first six and a half
        years from the effective date of your agreement. You state further that, subject to certain
        conditions, the annual minimum rent is subject to an increase to $3,000 per system after
        the first six and a half years of the agreement. Finally, you state that your company is
        also subject to various types of other rent if the digital projection systems do not meet
        minimum performance requirements as outlined in the Master Lease. Given that (I) the
        annual rents disclosed reflect minimum rents and (II) there appears to be an expectation
        that the rental equipment will meet established minimum performance thresholds, please
        tell us whether there is a contingent rent component to your lease expense under the
        Master Lease. If so, tell us the underlying driver or factor upon which any contingent rent
        is based. Furthermore, if contingent rent could materially increase the overall rent
        expense attributable to the leasing of the digital projection systems, disclose the
        underlying drivers or factors upon which the contingent rent is based and the amount of
        the contingent rent. Additionally, tell us and disclose (i) the conditions upon which the
        annual minimum rent may increase to $3,000 per system, and (ii) the amount of rent
        incurred in 2010.

6.   From your disclosure it appears that the aggregate fair value of the total 537 digital
        projection systems contributed and sold to DCIP in 2010 was $32.6 million ($12.6
        million for 200 systems contributed and $20.0 million in proceeds from 337 systems
        sold). It also appears from your disclosure that the aggregate minimum annual rent for
        these 537 systems over the 12 year term of the associated master lease agreement is $12.4
        million, based on $1,000 per system for the first 6-1/2 years and $3,000 per system
        thereafter. Please explain to us the economics of this arrangement – in particular, the
        relationship between the total minimum annual rent and recovery of the fair value of
        these systems.

7.   You disclose that you recorded losses on the contributions and sales of the digital
        projection systems to DCIP because the systems' carrying values exceeded their fair
        values. We note further from your disclosures that 2,202 of your screens are fitted with
        digital projection systems. Presumably 537 of these screens represent the systems leased
        from DCIP. Please tell us the number of digital projection systems you owned at
        December 30, 2010. In addition, explain to us your evaluation of the carrying values of
        any owned systems relative to their fair values and the basis for your conclusion –
        particularly, given the losses incurred for the systems involved with the noted DCIP
        transactions in 2010.

Investment in National CineMedia, LLC, page 76

8.   With regard to your company's investment in National CineMedia LLC ("NCM"), we note that both cash and non-cash transactions/distributions impact various amounts reported on your statements of income, balance sheets, and statements of cash flows. This information is presented in a disaggregated fashion throughout your filings. So that investors may readily understand the totality of all transactions associated with your investment in NCM for each period reported and the impact of each transaction on your financial statements, we believe that you should revise your disclosure in the notes to the financial statements to present, both on a comprehensive basis and in one location, all details associated with your investment in NCM that impact your financial statements – preferably in tabular format. For example, we believe that it would be appropriate for you to revise your tabular disclosure on page 80 of your fiscal year 2010 Form 10-K, as well as on page 9 of your Form 10-Q for the quarterly period ended June 30, 2011, to provide the following information in additional (i.e., separate) columns:

- the portion of your deferred revenue balance that is attributable to the NCM investment, as well as the periodic activity related to such balance (e.g., amortization and receipt of units);
- the total of any material amounts due to NCM (e.g., pursuant to integration agreements related to acquired screens with existing advertising contracts), as well as the items (e.g., payments) that have impacted such total for each reporting period;
- the cash distributions of, and cash investments in or payments to, NCM;
- the individual amounts reported in equity earnings – including, but not limited to, amounts received under your tax receivable agreement, equity earnings attributable to the "Initial Investment Tranche," and equity earnings attributable to the "Additional Investments Tranche;" and
- the advertising revenue recognized as a result of the amortization of the recorded deferred revenue balance.

To the extent that any individual items presented in your revised table impact the carrying amount of your investment in NCM, but are not separately reflected in your current roll-forward of the NCM investment balance, we believe that you should revise the "Investment in NCM" column of your revised table, as appropriate. In addition, additional tables that complement amounts presented in the comprehensive table – for example, the table currently presented on page 82 of the fiscal year 2010 Form 10-K that shows the individual components of revenue associated with NCM – may also be meaningful, as applicable. Please provide your proposed revised disclosure as part of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief